EXHIBIT 1

To the Holders of
Trust Investment Enhanced Returned Securities
Corporate Bond-Backed Certificates, Series BLS 1997-6
     ZTF Class A
     ZTF Class B
     Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series BLS 1997-6, hereby gives notice with respect to the Distribution occurring on December 15, 1999 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:


Class            Principal      Interest        Total Distribution
ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $20.843952     $6.128345       26.973042


2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of the BellSouth Telecommunications, Inc.Forty Year 7 1/2% Debentures due June 15, 2003 (the "Term Assets") held for the above trust is $6,603,000. The Term Assets are currently rated Aaa by Moody's Investors Service, Inc. and AAA by Standard and Poor's Rating Group.

5. The Aggregate Certificate Principal Balance of the $1,000,000 at the close of business on the Distribution Date is:

     Class                     Principal Balance
     Amortizing Class          $1,526,669.77
     ZTF Class                 $6,603,000.00


                      U.S. BANK TRUST NATIONAL ASSOCIATION